Exhibit 1

FDA News

FOR IMMEDIATE RELEASE October 16, 2008	Media Inquiries: Rita Chappelle, 301-827-6246 Consumer Inquiries: 888-INFO-FDA

FDA Approves Updated Labeling for Psoriasis Drug Raptiva

Safety concerns drove labeling changes

The U.S. Food and Drug Administration today announced labeling changes, including a Boxed Warning, to highlight the risks of life-threatening infections, including progressive multifocal leukoencephalopathy (PML), with the use of Raptiva (efalizumab). The labeling changes are based on the FDA's post-market surveillance. The FDA is also requiring the submission of a Risk Evaluation and Mitigation Strategy (REMS), which will include a Medication Guide for patients and a timetable for assessment of the REMS.

Raptiva is a once-weekly injection approved for adults with moderate to severe plaque psoriasis who are candidates for systemic (whole body) therapy or phototherapy to control their psoriasis.

The FDA's Office of Surveillance and Epidemiology, charged by the Agency with monitoring drugs once approved for the marketplace, has received reports of serious infections leading to hospitalizations, and deaths in some cases, in patients using Raptiva.

The now-required Boxed Warning will highlight the risk of bacterial sepsis, viral meningitis, invasive fungal disease, progressive multifocal leukoencephalopathy and other opportunistic infections.

Additionally, Raptiva's label will be updated to include data from juvenile animal studies in mice (age equivalent to a 1-14 year old human). These data indicate a potential risk for the permanent suppression of the immune system with repeat administration of Raptiva in this age group. Raptiva is not approved for children under 18 years of age.

"As part of FDA's monitoring of the life-cycle of approved products, the agency received reports of serious infections in some patients taking Raptiva. These reports led to our decision to highlight these risks in the drugs labeling," said Janet Woodcock, the FDA's director of the Center for Drug Evaluation and Research. "Doctors and other prescribers should carefully evaluate and weigh the risk/benefit profile of Raptiva for patients who would be more susceptible to these risks."

Raptiva works by suppressing the immune system to reduce psoriasis flare-ups, however by suppressing the body's natural defense system, it can also increase the risk of serious infections and malignancies in patients.

Patients identified to begin therapy with Raptiva should have received all their age-appropriate vaccinations before starting the drug. Vaccinations should not be administered to patients taking Raptiva because immunity to the vaccination virus may not be conferred.

Patients taking Raptiva should be educated about recognizing the signs and symptoms of infection, PML (confusion, dizziness or loss of balance, difficulty talking or walking, and vision problems), anemia (dizziness upon standing, weakness or jaundice), thrombocytopenia (bruising, bleeding gums, pin-point sized red or purple dots under the skin), or the worsening of their psoriasis or arthritis. Signs of a nervous system disorder include sudden onset of numbness, tingling or weakness in the arms, legs or face.

If any of these signs appear, Raptiva patients should seek immediate medical attention. Patients with pre-existing infections or who have a compromised immune system should notify their health care professional before beginning treatment with Raptiva.

Because reports of these adverse events were received voluntarily from populations of unknown size, it is not always possible to reliably estimate their frequency or establish a causal relationship to the drug's use.

One report of PML in a Raptiva-treated patient came from an ongoing post-marketing epidemiological study of patients with psoriasis.

Health care professionals should monitor patients treated with Raptiva for the signs and symptoms of these adverse events and also instruct patients to report any such signs and symptoms to them without delay.

Consumers and health care professionals can report adverse events to the FDA's MedWatch program at 800-FDA-1088, by mail at MedWatch, HF-2, FDA, 5600 Fishers Lane, Rockville, MD 20852-9787, or online at www.fda.gov/medwatch/report.htm.

Raptiva was approved in 2003. It is manufactured by Genentech, Inc. of San Francisco, Calif.